March 22, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to our conference call on February 26, 2013 to clarify our previous response filed on February 22, 2013 and to provide supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  Additional information to clarify our original response to your request is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

2.              Please tell us how your policy of recording cost of goods — materials using the gross profit method for the patient-care services segment works including how this method interacts with your policy of recording inventory at lower of cost of market using the first-in, first-out method. Provide us an example with the journal entries. In this regard, it is not clear to us how your cost of goods — materials can be based on a gross profit method if you are adjusting to physical inventory at the end of the year, which presumably would result in inventory and cost of goods sold being on a first-in, first-out method.

Response:

In connection with our review of the accounting policy that is the subject of this comment, we identified an error relating to the valuation of work-in-process inventory at December 31, 2011 and 2010. As a result of the error identified, we have revised certain prior period amounts in our recently filed 2012 10-K and have restated certain amounts for the three month periods ended March 31, 2012 and 2011 in our recently filed Form 10-Q/A. These corrections were made to reflect the impact on the Company’s valuation of work-in-process inventory resulting from changing sales volume from period to period.

Supplemental information request

During our February 21st and February 26th conference calls you asked us to explain why we believe that the valuation of labor and overhead in work-in-process is consistent at December 31 with the valuation that is compiled at October 31 during the valuation of the physical inventory.

Response:

Although we do not have a perpetual inventory system, we believe the results of the October 31st physical inventories as well as the information gathered and analyzed at the segment and individual clinic level in November and December allow us to reasonably estimate the value of work-in-process at December 31st.

•                  The Company establishes a materials rate as a result of the October physical inventory. The materials rate represents the material costs as a percentage of sales. For the roll-forward period of November and December, we recognize in the income statement the material cost of inventory for sales that occurred during this period first by using the material costs capitalized in work-in-process inventory at the October 31 physical inventory date and then by applying the materials rate to inventory produced and sold in the period. We believe the application of this method appropriately recognizes costs of materials in the income statement and appropriately states the material portion of work-in-process inventory at an amount that approximates FIFO cost.

•                  The WIP labor and overhead rate was recomputed for the two months ended December 31st based on costs incurred during the period. Similar to our process regarding material costs, we recognize in the income statement the labor and overhead rate of inventory for sales that occurred during November and December first by using the labor and overhead costs capitalized in work-in-process inventory at the October 31 physical inventory date and then by applying the labor and overhead rate to inventory produced and sold in the period. We believe the application of this method appropriately recognizes costs of labor and overhead in the income statement and appropriately states the labor and overhead portion of work-in-process inventory at an amount that approximates FIFO cost.

•                  The results of the process discussed above is utilized to roll forward our work-in-process inventory from the October 31st physical inventory to December 31 which we believe accurately depicts our work-in-process inventory at December 31st at a value that approximates FIFO cost.

We also look at the following data on a macro basis in order to determine if our rates discussed above are reasonable. During the two month period of the roll-forward the following factors are used to assess the reasonableness of any increase or decrease in the valuation of the work-in-process;

•                  We review the trend in purchases during the period to determine if there has been a material fluctuation in purchase price for raw material. Price changes for raw material can result in a change in our material rate in an interim period. Usually a price change in raw material will impact a subsequent quarter based on our inventory turns and are reflected in our material rate in that manner.

•                  We review changes in our labor and overhead costs during the period as a reasonableness test to determine if there are any costs incurred during the period that are out of the ordinary and should not be incorporated into a change in the labor and overhead rates for the current and future periods.

Our review of these additional factors for the two months ended December 31st, 2011 did not result in any additional adjustments to the rates used to compute work in process inventory. We believe that the results of our physical inventory process as well as the process described above for the subsequent months results in an ending inventory that is properly stated in all material respects at December 31st at a value that approximates FIFO cost.

Proposed revised accounting policy footnote:

After reviewing the footnotes in the 2011 10-K, we amended our disclosure in Note B to include separate disclosure for our Patient-Care Services segment to the reader. Our revised inventory accounting policy disclosure is outlined below:

“Inventories

Inventories in the Patient-Care segment consisting principally of raw materials and work-in-process, which amounted to $96.6 million and $81.0 million as of December 31, 2012 and 2011, respectively, are valued based on the gross profit method which approximates lower of cost or market using the first-in first-out method. The Company applies the gross profit method on a patient care clinic basis in this segment’s inventory to determine ending inventory at the end of each interim period except on October 31st, which is the date of our physical inventory. The annual physical inventory for this segment values the inventory at lower of cost or market using the first-in first-out method and includes work-in-process consisting of materials, labor and overhead which is valued based on established standards for the stage of completion of each custom order. Adjustments to reconcile the physical inventory to our books are treated as changes in accounting estimates and are recorded in the fourth quarter. The Company recorded fourth quarter adjustments of a decrease of $0.5 million, an increase of $2.3 million and a decrease of $1.0 million to inventory as of October 31, 2012, 2011 and 2010, respectively. The October 31st inventory is subsequently adjusted during interim periods to apply the gross profit method described above.

Inventories in the Distribution and Therapeutic Solutions segments consist principally of finished goods which are stated at the lower of cost or market using the first-in, first-out method for all reporting periods and are valued based on perpetual records.”

The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ GEORGE E. MCHENRY

George E. McHenry
Executive Vice President and Chief Financial Officer